EXHIBIT 99.1

Tekmira Announces Strategic Reorganization to Strengthen Leadership Team

Dr. Michael Abrams Appointed Chief Discovery Officer

Dr. Ian MacLachlan Named Chief Technical Officer

VANCOUVER, British Columbia, Jan. 6, 2014 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced a reorganization of its leadership team. As part of these changes, effective January 6, 2014, Dr. Michael Abrams will join the company as Executive Vice President and Chief Discovery Officer, and Dr. Ian MacLachlan will head a newly formed group focused on medical countermeasures as Executive Vice President and Chief Technical Officer.

"We are pleased to announce Ian MacLachlan's appointment as Chief Technical Officer, with a particular focus on developing medical countermeasures. Under Ian's stewardship, our TKM-Ebola program continues to advance under a contract with U.S. Department of Defense valued at approximately $140 million. By leveraging his extensive knowledge and applying our most recent technology advances, Ian will lead the expansion of this part of our pipeline, seeded with initiatives such as our TKM-Marburg program, to create further shareholder value," said Dr. Mark J. Murray, Tekmira's President and CEO.

"In addition, we are pleased to have Mike Abrams join Tekmira as our Chief Discovery Officer. This strong addition to our executive team underscores the importance of our drug discovery efforts in support of a broader pipeline of RNAi-based products. Mike is an accomplished drug developer with extensive experience from leadership roles within the biotech and pharmaceutical industry that have led to successfully commercialized therapeutics," stated Dr. Murray.

"These strategic changes announced today, along with other recent additions to Tekmira's executive team, represent both a restructuring and strengthening of our leadership, underpinning our focus as a product company with an industry-leading technology platform," added Dr. Murray.

Concurrent with Dr. Abrams' appointment as Chief Discovery Officer, he will resign his position as an independent Director on Tekmira's Board. Prior to joining Tekmira, Dr. Abrams was Chief Innovation Officer and VP, Research and Development at CDRD Ventures Inc. Previously, Dr Abrams was President and CEO of Inimex. He was the founding CEO of AnorMED, Inc. and led that company as President and CEO for ten years. AnorMED discovered and developed Mozobil, a drug for improving stem cell mobilization for patients undergoing stem cell transplantation. Mozobil was approved by the FDA in 2008 and AnorMED was acquired by Genzyme Corp. in 2006 for $580M. Prior to AnorMED, Dr. Abrams was Manager Biomedical Research for Johnson Matthey, plc where he led the spin-off of the biomedical research group to form AnorMED. From 2009 to 2013, Dr. Abrams served as Board Chairman of Indel Therapeutics. Dr. Abrams has a Ph.D. in Chemistry from the Massachusetts Institute of Technology and a BA in Chemistry from Bowdoin College. In 2009 he was a co-recipient of the Georg Charles de Hevesy Nuclear Pioneer Award from the Society of Nuclear Medicine for his work in the invention of the radiopharmaceutical, Cardiolite.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; ongoing plans to advance therapeutics into multiple clinical trials; plans for a new medical countermeasures group at Tekmira and expanding Tekmira's pipeline of proprietary products in order to bring new treatments to patients and maximize value for shareholders.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; and the effectiveness of Tekmira's products as a treatment for cancer and infectious diseases. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer and infectious diseases; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca